FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA confirms sale of OMA shares

pledged as collateral

February 2, 2016, Mexico City – Empresas ICA, S.AB. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, confirmed today that Deutsche Securities, S.A. de C.V., Casa de Bolsa (“Deutsche Bank”) foreclosed on collateral in the form of OMA Series B shares pledged to secure a loan to ICA’s wholly-owned subsidiary, Aeroinvest, after a Mexican federal judge granted Deutsche Bank a suspension of the injunctions sought by ICA related to the pledged shares. In connection with the foreclosure on the pledged shares, Deutsche Bank sold a total of 33,162,600 OMA Series B shares, representing 8.29 % of OMA’s equity capital in the form of Series B and Series BB shares.

Excluding the shares referenced above, ICA holds a 17.23 % ownership interest in OMA in the form of Series B and Series BB shares, directly and indirectly, through Aeroinvest and SETA. ICA is not in default under any other loan agreement subject to a pledge of OMA shares.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.mx.

For more information, please contact: Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3012	Pablo Garcia Chief Financial Officer pablo.garcia@ica.mx In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2016	Empresas ICA, S.A.B. de C.V. /s/ Alonso Quintana Kawage Name: Alonso Quintana Kawage Title: Co-Chief Executive Officer